SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) – Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

São Paulo, June 26, 2008

REF.: Sale of Equity Interest

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
Attn.: José Luís Magalhães Salazar
Investor Relations Officer
Rua Humberto Campos, 425, 8º Andar, Leblon
22430-190 – Rio de Janeiro – RJ
BY FACSIMILE: +55 (21) 3131-2626

Dear Sirs,

Capital Group International, Inc. (“CGII”), through its proxy (power-of-attorney instrument attached), as the holding of companies administrating offshore investments, in compliance with Paragraph 4, Article 12 of CVM Instruction 358 of January 3, 2002, as amended by CVM Instruction 499 of March 16, 2007, (“CVM Instruction 358”), hereby informs that, through operations on stock exchanges performed on the behalf of its clients, it sold the entire interest of common shares (“ON Shares”) issued by Tele Norte Celular Participações S.A. (“Company”) under its management, equivalent, on the base date of June 11, 2002, to 10.54% of the Company’s ON Shares.

Pursuant to Paragraph 6, Article 12 of CVM Instruction 358, we hereby request that the information contained in the attached notice be transmitted to the Securities and Exchange Commission of Brazil (“CVM”) and the São Paulo Stock Exchange (“Bovespa”) by means of a Notice to the Market of the type “Acquisition / Sale of Equity Interest (Article 12 of CVM Instruction 358)”, pursuant to item 5.8 of Official Letter CVM/SEP 001/2008.

We remain at your disposal for any clarifications that may be required. Regarding the subject matter herein, you may also contact José Luiz Homem de Melo (tel: +55 (11) 3247-8478; e-mail: jhmello@pinheironeto.com.br).

Sincerely,

CAPITAL GROUP INTERNATIONAL, INC.

By proxy: José Luiz Homem de Mello

NOTICE

Pursuant to Paragraph 4, Article 12 of CVM Instruction 358 of January 3, 2002, Capital Group International, Inc., a company incorporated and existing in accordance with the laws of the United States of America, with headquarters at 333, South Hope Street, Los Angeles, California 90071, United States of America (“CGII”), as the holding company of offshore investment management companies, hereby announces that, through operations on stock exchanges performed on the behalf of its clients, it sold the total equity interest under its management of common shares (“ON Shares”) issued by Tele Norte Celular Participações S.A., a publicly held company, inscribed in the roll of corporate taxpayers (CNPJ/MF) under no. 02.558.154/0001 -29 (“Company”). On June 11, 2008, CGII managed ON Shares issued by the Company equivalent to 10.54% of this type of share. No other company within the CGII group holds equity interests in the Company. There are no debentures convertible into shares held directly or indirectly by CGII or any person associated with it, nor any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company in which CGII or any person associated with it are parties.

June 26, 2008

CAPITAL GROUP INTERNATIONAL, INC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 02, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ José Luiz Magalhães Salazar

Name:	José Luiz Magalhães Salazar
Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.